FOR IMMEDIATE RELEASE
     April 9, 1997


                                   Media Contact:  Robert Fort
                                   (757) 629-2710


     NORFOLK SOUTHERN ANNOUNCES TERMINATION OF OFFER FOR CONRAIL SHARES IN CONNECTION WITH AN AGREEMENT WITH CSX TO JOINTLY ACQUIRE CONRAIL


     NORFOLK, VA -- Norfolk Southern Corporation (NYSE:NSC) announced today that, in connection with an agreement with CSX Corporation to jointly acquire Conrail, Norfolk Southern has terminated its second tender offer for all of the outstanding shares of the common stock and ESOP preferred stock of Conrail Inc. (NYSE:CRR) at $115 per share. The offer and withdrawal rights were scheduled to expire at 12:00 midnight, New York City time, on Friday, April 18, 1997. According to the Depositary, approximately 2.1 million Shares had been tendered and not withdrawn pursuant to the second offer as of the afternoon of April 8. Shares that have been tendered into the offer to date will be promptly returned to tendering shareholders.

     Pursuant to the agreement with CSX, CSX's pending tender offer for the remaining shares of Conrail will be amended to include Norfolk Southern as a co-bidder and will be extended until May 23, 1997. Shareholders desiring assistance tendering their shares to the amended joint Norfolk Southern/CSX tender offer should call the information agent for the joint offer, MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, at (212) 929-5500 (call collect) or toll free at (800) 322-2885.


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